1021 Main (One City Centre)

Suite 2626

Houston, Texas 77002

www.energyxxi.com

May 1, 2015

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Energy XXI Gulf Coast, Inc.
Registration Statement on Form S-4
Filed November 26, 2014
File No. 333-200592

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Energy XXI Gulf Coast, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement (as amended, the “Registration Statement”) be accelerated so that the Registration Statement will become effective on Friday, May 1, 2015 at 4:30 p.m., New York time, or as soon as thereafter practicable.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1021 Main (One City Centre)

Suite 2626

Houston, Texas 77002

www.energyxxi.com

Should the Staff have any questions or comments, please contact Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

ENERGY XXI GULF COAST, INC.

By:	/s/ Antonio de Pinho
Name:	Antonio de Pinho
Title:	President

cc: Sarah K. Morgan, Vinson & Elkins, L.L.P.